UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

TRM CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872636105
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,747,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,747,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,747,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,874,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,874,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,874,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,874,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,874,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,874,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	872636105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,874,903

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,874,903

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,874,903

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	872636105

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to the shares of common stock (the “Shares”) of TRM Corporation, an Oregon corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 5208 N.E. 122nd Avenue, Portland, Oregon 97230.

Item 2.	Identity and Background.

(a)
This Schedule 13D/A is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”), the Master Fund, Steven G. Lampe (“Lampe”), a managing member of LC&C, and Richard F. Conway (“Conway”), a managing member of LC&C (LC&C, the Master Fund, Lampe and Conway, collectively the “Reporting Persons”).

(b)	The principal business address for each of LC&C, Lampe and Conway is:

680 Fifth Avenue – 12th Floor New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited P.O. Box 146 Waterfront Drive Wickhams Cay Road Town, Tortola British Virgin Islands

(c)
The principal business of the Master Fund is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the Shares.  LC&C disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the Shares.  Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:
The Master Fund: Cayman Islands corporation;
LC&C: Delaware limited liability company;
Lampe: United States citizen; and
Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

This Schedule 13D is being amended as certain of the Reporting Persons have entered into a Securities Purchase Agreement with the Issuer (the " Purchase Agreement"), which is described in more detail in Item 6 below and the Issuer's Form 8-K filed on February 12, 2008.  The Purchase Agreement grants the parties certain rights with respect to the Issuer which include the Reporting Persons nominating an independent individual to the Board of Directors.

The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b)any extraordinary corporate transactioninvolving the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in items (a) through (f) of the preceding paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,747,903 Shares, constituting 19% of the Shares of the Issuer based upon 19,213,226* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,747,903 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,747,903 Shares.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 3,874,903 Shares, constituting 19.6% of the Shares of the Issuer based upon 19,213,226* Shares outstanding as of the date of this filing.

LC&C has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,874,903 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,874,903 Shares.

LC&C specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 3,874,903 Shares, constituting 19.6% of the Shares of the Issuer based upon 19,213,226* Shares outstanding as of the date of this filing.

Lampe has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,874,903 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,874,903 Shares.

Lampe specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 3,874,903 Shares, constituting 19.6% of the Shares of the Issuer based upon 19,213,226* Shares outstanding as of the date of this filing.

Conway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,874,903 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,874,903 Shares.

Conway specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

*The number of outstanding shares is based on the 17,213,226 Shares the Company reported outstanding as of November 2, 2007, adjusted for warrants held by the Reporting Persons.

(c)	The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 8, 2008, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the Master Fund and LC&C, as administrative agent, pursuant to which the Master Fund will extend credit in the form of a loan totaling $1,000,000.

The proceeds of the loan are to be used solely (a) to pay amounts owed to Notemachine Limited under a certain settlement agreement, dated as of November 20, 2007, (b) for working capital and (c) to pay fees and expenses incurred in connection with the Purchase Agreement.

The loan  bears interest at an annual rate equal to adjusted LIBOR (as defined in the Purchase Agreement) plus (i) for each interest period where the Issuer pays interest in cash, 5.00% per annum and (ii) for each interest period where the Issuer does not pay interest in cash, 15.00% per annum.

In connection with the Purchase Agreement, the Issuer issued warrants to the Master Fund to purchase in the aggregate 2,500,000 shares (the “Warrant Shares”) of the Issuer’s common stock at an exercise price initially equal to $0.40 per warrant share, subject to adjustment for any recapitalizations, stock combinations, stock dividends and stock splits. The warrants may be exercised at any time and expire on February 8, 2015.  TheIssuer has agreed to register the warrant shares pursuant to a registration rights agreement by and among the Issuer and the Lender, dated February 8, 2008.

The Purchase Agreement is described in more detail in the Issuer's Form 8-K filed on February 12, 2008.

Other than the Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated February 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address	Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director

Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director

Peter Young Advanced Fund Administration (Cayman) Ltd. Zephyr House 122 Mary Street P.O. Box 1748 George Town, Grand Cayman KY1-1109 Cayman Islands	Director

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D amendment is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 19, 2008
LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

SK 02979 0002 853947